UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission file number 000-12477

THE RETIREMENT AND SAVINGS PLAN

FOR AMGEN MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777

(Full title and address of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for

Amgen Manufacturing, Limited

Financial Statements

and Supplemental Schedule

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants of The Retirement and

Savings Plan for Amgen Manufacturing, Limited

We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Juan, Puerto Rico

June 15, 2009

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments at fair value	$85,378,724	$93,672,491
Receivables – due from broker	146,003	—

Total assets	85,524,727	93,672,491
Liabilities
Liabilities – due to broker	198,212	—

Net assets reflecting investments at fair value	85,326,515	93,672,491
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	409,362	—

Net assets available for benefits	$85,735,877	$93,672,491

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2008	2007
Additions (deductions) to net assets:
Employer contributions	$10,948,346	$11,817,409
Participant contributions	7,399,323	8,822,098
Rollover contributions	139,378	470,205
Interest and dividend income	1,036,431	709,758
Net realized/unrealized losses	(21,490,811)	(3,767,925)
Benefits paid	(5,969,281)	(3,585,725)

Net (decrease)/increase	(7,936,614)	14,465,820
Net assets available for benefits at beginning of year	93,672,491	79,206,671

Net assets available for benefits at end of year	$85,735,877	$93,672,491

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 2002, restated effective January 1, 2006 and subsequently amended, with the most recent amendment effective on September 26, 2008. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended, is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2008, subject to certain limitations (as defined in the Plan), participants may elect to make pre-tax contributions up to 30% of their eligible annual compensation. A participant’s pre-tax contributions could not exceed $8,000 in 2008. In 2007, a participant’s pre-tax contributions could not exceed the lesser of $8,000 or 10% of the participant’s eligible compensation. Participants that were employed as of March 1, 2008 may elect to make after-tax contributions of up to 10% of their eligible compensation not to exceed a maximum of $1,500 for 2008. Participants hired after March 1, 2008 may elect to make after-tax contributions beginning January 1, of the year following the year the participant was hired. In addition, combined pre-tax and after-tax contributions cannot exceed 30% of eligible compensation. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions. Participants may elect to adjust, cease or resume their contributions at any time.

Participants may also contribute pre-tax and after-tax amounts representing distributions from other defined benefit or defined contribution plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan). Participants who are at least age 50 before the close of the Plan year can also make certain additional contributions, referred to as catch-up contributions, subject to the PR Code and Plan limits of $1,000 per year in 2008 and 2007.

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% of up to 5% of eligible compensation contributed by the participant (Matching Contribution).

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

Participants select the investments in which their contributions, including Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Effective October 1, 2008, a maximum of 20% of contributions can be invested in Amgen stock; prior to October 1, 2008, a maximum of 50% of contributions could be invested in Amgen stock. Participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more (50% or more prior to October 1, 2008) of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.

The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Vesting

Participants who are or became eligible employees on or after January 1, 2007 are 100% vested with respect to all of their individual contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon. Participants who are not and do not become eligible employees on or after January 1, 2007 are subject to certain vesting conditions (as defined in the Plan) with regard to Company contributions and related earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Plan Investments

Effective October 1, 2008, participants can invest in any of 14 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement under which a wider array of investment options are available. Each asset class has investments in mutual funds, collective trust funds and/or investment portfolios which are separately managed exclusively for the benefit of Plan participants. Prior to October 1, 2008, participants could invest in mutual funds, Amgen stock and investment portfolios which were separately managed exclusively for the benefit of Plan participants. The separately managed portfolios have underlying investments primarily in publicly traded common stocks of domestic and foreign entities, mutual funds, and/or collective trust funds.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined in the Plan), death or retirement, a participant or their named beneficiary may elect to receive an amount equal to the value of their vested account balance in (a) a single lump sum payment in cash, (b) a single sum distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single sum distribution paid in a combination of cash and full shares of Amgen stock, or (d) a rollover distribution to an eligible retirement plan, as defined in the Plan.

Subsequent to termination of employment, a participant may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to certain restrictions, a participant can have outstanding up to two loans at any one time from their Plan account up to a combined maximum amount (as defined in the Plan) equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). Loans made prior to January 1, 2006 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006 bear interest at fixed rates based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. As of December 31, 2008, outstanding participant loans bear interest at rates ranging from 5.5% to 12.7%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.

Trustee

Effective April 1, 2007, Banco Popular de Puerto Rico became the Plan’s trustee. Prior to April 1, 2007, Banco Santander Puerto Rico served as the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Fair Value Measurement

The investments of the Plan are reported at fair value. As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at carrying value, plus accrued interest.

Collective Trust Funds

Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments, which are provided by the fund managers, are determined by reference to the fair value of the trusts’ underlying assets, which are principally marketable equity and fixed income securities and short-term investments.

Fully Benefit-Responsive Investment Contracts

The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), such contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions with regard to the collective trust holding the contract. As required by the FSP, the Statement of Net Assets Available for Benefits presents these contracts at fair value with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Other Investments

Common stock (including Amgen stock), preferred stock and mutual funds traded in active markets are valued at closing prices on the last business day of each period presented. Such investments traded in markets that are not considered active are valued using broker or dealer quotations. Fixed income securities are valued using quoted market prices of recent transactions or are benchmarked to transactions of very similar securities. Participant loans are valued at carrying amount, which approximates fair value.

Due from/to Brokers

Purchases and sales of investments are recorded on a trade-date basis. Due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS 157 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The adoption of SFAS 157 did not have a material impact on the financial statements of the Plan.

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible;

Level 2 – Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

The following fair value hierarchy table presents information about each major category of the Plan’s financial assets as of December 31, 2008:

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Amgen stock	$24,262,822	$—	$—	$24,262,822
Cash and cash equivalents	198,257	—	—	198,257
Common and preferred stocks	16,885,050	118,284	—	17,003,334
Mutual funds	7,432,237	—	—	7,432,237
Collective trust funds	—	27,689,029	—	27,689,029
Loans to participants	—	—	8,791,500	8,791,500
Other	—	1,545	—	1,545

	$48,778,366	$27,808,858	$8,791,500	$85,378,724

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Loans to participants
Balance as of January 1, 2008	$7,264,248
Issuances, repayments and settlements, net	1,527,252

Balance as of December 31, 2008	$8,791,500

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

4. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Amgen stock	$24,262,822	$17,960,113
Barclay’s Global Investment Equity Index Fund – Collective trust fund	12,037,994	—
Wells Fargo Stable Return Fund G – Collective trust fund	6,710,498	—
Fidelity Contra Fund	—	6,545,910
Fidelity OTC Portfolio	—	6,767,880
Fidelity Spartan U.S. Equity Index Fund Advantage Class	—	15,234,740

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in fair value as follows:

	Years ended December 31,
	2008	2007
Amgen stock	$4,494,236	$(8,273,598)
Common and preferred stocks	(7,169,942)	596,130
Mutual funds	(15,760,375)	3,909,543
Collective trust funds	(3,012,014)	—
Other	(42,716)	—

	$(21,490,811)	$(3,767,925)

5. Income Tax Status

The Plan received a determination letter from the Puerto Rico Treasury Department, dated June 22, 2007 and with an effective date of January 1, 2006, stating that the Plan is qualified, in form, under the PR Code and, therefore, the related trust forming a part of the Plan is exempt from taxation. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If, at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

the PR Code. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status.

6. Services Provided by the Company

During 2008 and 2007, the Company has paid trustee fees and certain other administrative costs on behalf of the Plan.

7. Reconciliation of Financial Statements to Form 5500

The reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2008 consists of the following:

December 31, 2008
Net assets available for benefits per the financial statements	$85,735,877
Adjustment to contract value for investment contracts	(409,362)
Amounts allocated to withdrawing participants	(4,663)
Deemed loan activity	(60,849)

Net assets per the Form 5500	$85,261,003

For the year ended December 31, 2008, the following is a reconciliation of the net investment loss per the financial statements to the Form 5500:

Year ended December 31, 2008
Interest and dividend income	$1,036,431
Net realized/unrealized losses	(21,490,811)

Total net investment loss per the financial statements	(20,454,380)
Adjustment to contract value for investment contracts	(409,362)

Total loss on investments per the Form 5500	$(20,863,742)

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

For the year ended December 31, 2008, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year ended December 31, 2008
Total distributions per the financial statements	$5,969,281
Amounts allocated to withdrawing participants	4,663
Deemed loan activity	60,849

Total distributions per the Form 5500	$6,034,793

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

December 31, 2008

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value
Amgen Stock*	Employer Securities 420,135 shares		$24,262,822
Large Cap Index Asset Class:
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund-Non Lending*	Common Collective Trust 405 units	$1,033,776
Barclay's Global Investment Equity Index Fund	Common Collective Trust 871,687 units	12,037,994

Total Large Cap Index Asset Class			13,071,770
Large Cap Growth Asset Class:
Northern Trust Global Investments Collective Daily Russell 1000 Growth Equity Fund*	Common Collective Trust 4,814 units	780,876
McDonalds Corporation	Common Stock 4,515 shares	280,783
Monsanto Company	Common Stock 3,490 shares	245,523
Abbott Laboratories	Common Stock 4,034 shares	215,294
Oracle Corporation	Common Stock 11,928 shares	211,484
Gilead Science Inc.	Common Stock 4,100 shares	209,674
Hewlett Packard Company	Common Stock 5,758 shares	208,957
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 196,719 units	196,719
Qualcomm Inc.	Common Stock 5,099 shares	182,697
Wal-Mart Stores Inc.	Common Stock 3,171 shares	177,766
Apple Inc.	Common Stock 2,038 shares	173,944
Microsoft Corporation	Common Stock 8,826 shares	171,577
Visa Inc. Class A	Common Stock 3,012 shares	157,979
Google Inc. Class A	Common Stock 489 shares	150,441
Procter & Gamble Company	Common Stock 2,430 shares	150,223
Genzyme Corporation	Common Stock 2,251 shares	149,399
Cisco Systems Inc.	Common Stock 8,440 shares	137,572
Broadcom Corporation Class A	Common Stock 7,892 shares	133,927
Amazon.com Inc.	Common Stock 2,553 shares	130,918
Kroger Company	Common Stock 4,782 shares	126,293
Charles Schwab Corporation	Common Stock 7,415 shares	119,901
DIRECTV Group Inc.	Common Stock 5,110 shares	117,070
International Business Machines Corporation	Common Stock 1,386 shares	116,646
Raytheon Company	Common Stock 2,210 shares	112,798
Apollo Group Inc. Class A	Common Stock 1,378 shares	105,583
Celgene Corporation	Common Stock 1,880 shares	103,927
Emerson Electric Company	Common Stock 2,810 shares	102,874
American Tower Corporation Class A	Common Stock 3,470 shares	101,740
Colgate-Palmolive Company	Common Stock 1,470 shares	100,754
Intel Corporation	Common Stock 6,477 shares	94,953
Juniper Networks Inc.	Common Stock 5,128 shares	89,791
Express Scripts Inc.	Common Stock 1,630 shares	89,618
Lowes Company Inc.	Common Stock 4,123 shares	88,727
Southwestern Energy Company	Common Stock 3,007 shares	87,113
General Mills Inc.	Common Stock 1,430 shares	86,873

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Praxair Inc.	Common Stock 1,342 shares	79,661
Terra Industries Inc.	Common Stock 4,700 shares	78,349
Sunoco Inc.	Common Stock 1,780 shares	77,359
Genentech Inc.	Common Stock 926 shares	76,775
Johnson & Johnson	Common Stock 1,270 shares	75,984
Lockheed Martin Corporation	Common Stock 900 shares	75,672
Nike Inc. Class B	Common Stock 1,440 shares	73,440
Xilinx Inc.	Common Stock 3,930 shares	70,033
Alcon Inc.	Common Stock 780 shares	69,568
Heinz H J Company	Common Stock 1,850 shares	69,560
CA Inc.	Common Stock 3,700 shares	68,561
Accenture Ltd. Bermuda Class A	Common Stock 2,090 shares	68,531
Pepsico Inc.	Common Stock 1,250 shares	68,463
Ross Stores Inc.	Common Stock 2,300 shares	68,379
Exxon Mobil Corporation	Common Stock 852 shares	68,015
St. Jude Medical Inc.	Common Stock 2,040 shares	67,238
Honeywell International Inc.	Common Stock 2,020 shares	66,317
Intercontinentalexchange Inc.	Common Stock 797 shares	65,705
Baxter International Inc.	Common Stock 1,200 shares	64,308
Norfolk Southern Corporation	Common Stock 1,300 shares	61,165
Symantec Corporation	Common Stock 4,460 shares	60,299
Teva Pharmaceutical Industries Ltd.	Common Stock 1,390 shares	59,172
Hudson City Bancorp Inc.	Common Stock 3,700 shares	59,052
United Technologies Corporation	Common Stock 1,090 shares	58,424
Union Pacific Corporation	Common Stock 1,210 shares	57,838
State Street Corporation	Common Stock 1,410 shares	55,455
TJX Cos Inc.	Common Stock 2,690 shares	55,333
CVS Caremark Corporation	Common Stock 1,920 shares	55,181
Ensco International Inc.	Common Stock 1,940 shares	55,077
Ecolab Inc.	Common Stock 1,534 shares	53,920
Adobe Systems Inc.	Common Stock 2,530 shares	53,864
Deere & Company	Common Stock 1,279 shares	49,011
Jacobs Engineering Group Inc.	Common Stock 947 shares	45,551
XTO Energy Inc.	Common Stock 1,274 shares	44,934
MasterCard Inc. Class A	Common Stock 313 shares	44,737
Blackrock Inc.*	Common Stock 328 shares	44,002
Precision Castparts Corporation	Common Stock 730 shares	43,420
Transocean Ltd.	Common Stock 880 shares	41,580
Devon Energy Corporation	Common Stock 610 shares	40,083
Entergy Corporation	Common Stock 460 shares	38,240
C.H. Robinson Worldwide Inc.	Common Stock 693 shares	38,136
First Solar Inc.	Common Stock 269 shares	37,111
Avon Products Inc.	Common Stock 1,520 shares	36,526
Wells Fargo & Company	Common Stock 1,237 shares	36,467
McAfee Inc.	Common Stock 1,034 shares	35,745
Expeditors International of Washington Inc.	Common Stock 1,060 shares	35,266
Activision Blizzard Inc.	Common Stock 4,039 shares	34,897
T. Rowe Price Group Inc.	Common Stock 949 shares	33,633

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Cognizant Technology Solutions Corporation Class A	Common Stock 1,800 shares	32,508
EOG Resources Inc.	Common Stock 486 shares	32,358
Stericycle Inc.	Common Stock 591 shares	30,779
Allergan Inc.	Common Stock 750 shares	30,240
CSX Corporation	Common Stock 907 shares	29,450
Consol Energy Inc.	Common Stock 1,030 shares	29,437
Becton Dickinson & Company	Common Stock 400 shares	27,356
Gamestop Corporation Class A	Common Stock 1,210 shares	26,209
ABB Ltd.	Common Stock 1,670 shares	25,067
Northern Trust Corporation*	Common Stock 460 shares	23,984
Intuitive Surgical Inc.	Common Stock 150 shares	19,049
Range Resources Corporation	Common Stock 540 shares	18,571
SPX Corporation	Common Stock 450 shares	18,248
Foster Wheeler Ltd. (Stock merger to Foster Wheeler Company effective 2/9/09)	Common Stock 780 shares	18,236
Bucyrus International Inc. Class A	Common Stock 770 shares	14,260
Amphenol Corporation Class A	Common Stock 520 shares	12,470
America Movil S.A.B. de C.V.	Common Stock 370 shares	11,466
The Boeing Company	Common Stock 240 shares	10,241
Intersil Corporation	Common Stock 1,060 shares	9,741
Autodesk Inc.	Common Stock 480 shares	9,432
Omnicom Group Inc.	Common Stock 320 shares	8,614
Pioneer Natural Resources Company	Common Stock 520 shares	8,414

Total Large Cap Growth Asset Class			8,872,581
Participant Loans*	Interest rates 5.5% to 12.7%		8,791,500
Capital Preservation Asset Class:
Wells Fargo Stable Return Fund G	Common Collective Trust 157,900 units	6,710,498
Fidelity Managed Income Portfolio	Common Collective Trust 866,737 units	832,936
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 705,410 units	705,410

Total Capital Preservation Asset Class			8,248,844
Small-Mid Cap Value Asset Class:
Northern Trust Global Investments Collective Daily Russell 2000 Fund*	Common Collective Trust 1,781 units	534,606
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 146,083 units	146,083
CA Inc.	Common Stock 4,700 shares	87,091
Hanover Insurance Group Inc.	Common Stock 1,900 shares	81,643
Safeway Inc.	Common Stock 3,100 shares	73,687
BMC Software Inc.	Common Stock 2,700 shares	72,657
Cash	Cash and Short Term Investments	69,278
Anglogold Ashanti Ltd.	Common Stock 2,350 shares	65,119
Griffon Corporation	Common Stock 6,600 shares	61,578
Wausau Paper Corporation	Common Stock 5,300 shares	60,632
FPL Group Inc.	Common Stock 1,200 shares	60,396
Unum Group	Common Stock 3,150 shares	58,590
First Horizon National Corporation	Common Stock 5,500 shares	58,135
Stancorp Financial Group Inc.	Common Stock 1,350 shares	56,390

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Reinsurance Group of America Inc.	Common Stock 1,300 shares	55,666
Peoples United Financial Inc.	Common Stock 3,100 shares	55,273
Meadowbrook Insurance Group Inc.	Common Stock 8,260 shares	53,194
Keycorp	Common Stock 5,900 shares	50,268
King Pharmaceuticals Inc.	Common Stock 4,700 shares	49,914
Rent A Center Inc.	Common Stock 2,800 shares	49,420
Avnet Inc.	Common Stock 2,700 shares	49,167
Embraer-Empresa Brasileira De Aeronautica SA	Common Stock 3,000 shares	48,630
Manpower Inc.	Common Stock 1,400 shares	47,586
Arrow Electric Inc.	Common Stock 2,500 shares	47,100
Gap Inc.	Common Stock 3,500 shares	46,865
MDC Partners Inc. Class A	Common Stock 14,730 shares	44,779
Great Plains Energy Inc.	Common Stock 2,310 shares	44,652
Denbury Resources Inc. Holding Company	Common Stock 4,050 shares	44,226
Acergy SA	Common Stock 7,500 shares	43,350
ICF International Inc.	Common Stock 1,760 shares	43,243
Elizabeth Arden Inc.	Common Stock 3,300 shares	41,613
General Cable Corporation	Common Stock 2,350 shares	41,572
St. Mary Land & Exploration Company	Common Stock 2,000 shares	40,620
Approach Resources Inc.	Common Stock 5,550 shares	40,571
Lorillard Inc.	Common Stock 700 shares	39,445
Tyco Electronics	Common Stock 2,400 shares	38,904
CIT Group Inc.	Common Stock 8,500 shares	38,590
Wesco International Inc.	Common Stock 2,000 shares	38,460
Portland General Electric Company	Common Stock 1,930 shares	37,577
Alliance 1 International Inc.	Common Stock 12,720 shares	37,397
Rohm & Haas Company	Common Stock 600 shares	37,074
Sepracor Inc.	Common Stock 3,350 shares	36,783
Comerica Inc.	Common Stock 1,800 shares	35,730
Gardner Denver Inc.	Common Stock 1,450 shares	33,843
Coherent Inc.	Common Stock 1,550 shares	33,263
Aegean Marine Petroleum Network Inc.	Common Stock 1,950 shares	33,072
Lincoln Electric Holdings Inc.	Common Stock 1,200 shares	32,316
Eastman Chemical Company	Common Stock 1,000 shares	31,710
Conseco Inc.	Common Stock 6,100 shares	31,598
NRG Energy Inc.	Common Stock 1,350 shares	31,496
Del Monte Foods Company	Common Stock 4,400 shares	31,416
CNA Financial Corporation	Common Stock 1,900 shares	31,236
Berkshire Hills Bancorp Inc.	Common Stock 1,010 shares	31,169
Continental Resources Inc.	Common Stock 1,500 shares	31,065
National City Corporation (merger to PNC Financial Services Corporation effective 12/31/08)	Common Stock 17,000 shares	30,770
Agrium Inc.	Common Stock 900 shares	30,717
Lincoln Energy Holdings Inc.	Common Stock 600 shares	30,558
IMS Health Inc.	Common Stock 2,000 shares	30,320
Validus Holding Ltd.	Common Stock 1,140 shares	29,822
Fifth Third Bancorp	Common Stock 3,600 shares	29,736
Sauer-Danfoss Inc.	Common Stock 3,300 shares	28,875
Princeton Review Inc.	Common Stock 5,820 shares	28,693

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Brocade Communications Systems Inc.	Common Stock 10,050 shares	28,140
Smithfield Foods Inc.	Common Stock 2,000 shares	28,140
Acuity Brands Inc.	Common Stock 800 shares	27,928
Sun Communities Inc.	Common Stock 1,960 shares	27,440
Hatteras Financial Corporation	Common Stock 1,020 shares	27,132
Petroquest Energy Inc.	Common Stock 3,950 shares	26,702
MFA Financial Inc.	Common Stock 4,520 shares	26,623
Lifepoint Hospitals Inc.	Common Stock 1,130 shares	25,809
UTD Financial Bancorp Inc.	Common Stock 1,690 shares	25,587
Westfield Financial Inc.	Common Stock 2,440 shares	25,181
Limited Brands	Common Stock 2,500 shares	25,100
Alcatel-Lucent	Common Stock 11,600 shares	24,940
Aspen Insurance Holdings	Common Stock 1,020 shares	24,735
Kennametal Inc.	Common Stock 1,100 shares	24,409
Danvers Bancorp Inc.	Common Stock 1,820 shares	24,333
LECG Corporation	Common Stock 3,590 shares	24,089
Interpublic Group Companies Inc.	Common Stock 5,800 shares	22,968
Unilever Corporation	Common Stock 760 shares	22,701
Lakeland Industries Inc.	Common Stock 2,780 shares	22,490
MI Developments Class A	Common Stock 3,000 shares	22,380
Nelnet Inc. Class A	Common Stock 1,550 shares	22,212
Gibraltar Industries Inc.	Common Stock 1,850 shares	22,089
Titan Machy Inc.	Common Stock 1,500 shares	21,090
Reliance Standard & Aluminum Company	Common Stock 1,050 shares	20,937
Temple Inland Inc.	Common Stock 4,300 shares	20,640
Maxim Integrated Products Inc.	Common Stock 1,800 shares	20,556
PHH Corporation	Common Stock 1,600 shares	20,368
DHT Maritime Inc.	Common Stock 3,630 shares	20,110
Autonation Inc.	Common Stock 2,000 shares	19,760
Geomet Inc.	Common Stock 11,350 shares	19,522
Packaging Corporation	Common Stock 1,450 shares	19,517
National Semiconductor Corporation	Common Stock 1,900 shares	19,133
Con-Way Inc.	Common Stock 700 shares	18,620
ICU Medical Inc.	Common Stock 560 shares	18,558
Westar Energy Inc.	Common Stock 900 shares	18,459
WSFS Financial Corporation	Common Stock 380 shares	18,236
Lifetime Brands Inc.	Common Stock 5,130 shares	18,160
ON Semiconductor Corporation	Common Stock 5,300 shares	18,020
Century Aluminium Company	Common Stock 1,800 shares	18,000
Murphy Oil Corporation	Common Stock 400 shares	17,740
Rockwood Holdings Inc.	Common Stock 1,600 shares	17,280
Paccar Inc.	Common Stock 600 shares	17,160
Digi International Inc.	Common Stock 2,100 shares	17,031
Tower Group Inc.	Common Stock 600 shares	16,926
Ebay Inc.	Common Stock 1,200 shares	16,752
Novell Inc.	Common Stock 4,200 shares	16,338
Domtar Corporation	Common Stock 9,750 shares	16,283
Capstead Mortgage Corporation	Common Stock 1,500 shares	16,155
Reliant Energy Inc.	Common Stock 2,700 shares	15,606

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
UGI Corporation	Common Stock 630 shares	15,385
Life Sciences Research Inc.	Common Stock 1,580 shares	14,852
Caseys General Stores Inc.	Common Stock 650 shares	14,801
Carpenter Technology Corporation	Common Stock 700 shares	14,378
Brown Shoe Company Inc.	Common Stock 1,680 shares	14,230
Essa Bancorp Inc.	Common Stock 1,000 shares	14,130
Ness Technologies Inc.	Common Stock 3,290 shares	14,081
Jones Apparel Group Inc.	Common Stock 2,400 shares	14,064
Jack In The Box Inc.	Common Stock 630 shares	13,917
Bill Barrett Corporation	Common Stock 650 shares	13,735
Wis Energy	Common Stock 300 shares	12,594
Zenith National Insurance Corporation	Common Stock 380 shares	11,997
DSW Inc. Class A	Common Stock 940 shares	11,712
Dress Barn Inc.	Common Stock 1,090 shares	11,707
America's Car-Mart Inc.	Common Stock 830 shares	11,462
Delphi Financial Group Inc. Class A	Common Stock 620 shares	11,433
Radware Ltd.	Common Stock 2,100 shares	11,393
Foundation Coal Holdings Inc.	Common Stock 800 shares	11,216
Sun Microsystems Inc.	Common Stock 2,900 shares	11,078
Investors Bancorp Inc.	Common Stock 820 shares	11,013
Viewpoint Financial Group	Common Stock 680 shares	10,914
Delek US Holdings Inc.	Common Stock 2,030 shares	10,739
Tellabs Inc.	Common Stock 2,600 shares	10,712
Ares Capital Corporation	Common Stock 1,680 shares	10,634
XL Capital Ltd.	Common Stock 2,800 shares	10,360
Graftech International Ltd.	Common Stock 1,210 shares	10,067
Holly Corporation	Common Stock 550 shares	10,027
El Paso Electric Company	Common Stock 550 shares	9,950
Rackable Systems Inc.	Common Stock 2,520 shares	9,929
Airtran Holdings Inc.	Common Stock 2,170 shares	9,635
Prudential Financial Inc.	Common Stock 300 shares	9,078
Genworth Financial Inc. Class A	Common Stock 3,200 shares	9,056
Magna International Inc. Class A	Common Stock 300 shares	8,979
QLogic Corporation	Common Stock 660 shares	8,870
Home Federal Bancorp Inc.	Common Stock 820 shares	8,790
Vectren Corporation	Common Stock 350 shares	8,754
Apollo Investment Corporation	Common Stock 920 shares	8,565
Jarden Corporation	Common Stock 740 shares	8,510
SeaBright Insurance Holdings Inc.	Common Stock 710 shares	8,335
Big 5 Sporting Goods Corporation	Common Stock 1,580 shares	8,232
Carrols Restaurant Group Inc.	Common Stock 3,020 shares	8,154
CPI International Inc.	Common Stock 940 shares	8,140
Novamed Inc.	Common Stock 2,290 shares	7,923
Tyson Foods Inc. Class A	Common Stock 900 shares	7,884
OM Group Inc.	Common Stock 370 shares	7,811
Goodyear Tire & Rubber Company	Common Stock 1,300 shares	7,761
Methanex Corporation	Common Stock 680 shares	7,643
Zoran Corporation	Common Stock 1,110 shares	7,581
Renasant Corporation	Common Stock 440 shares	7,493

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
RTI International Metals Inc.	Common Stock 510 shares	7,298
Encore Bancshares Inc.	Common Stock 660 shares	7,260
Shoe Carnival Inc.	Common Stock 760 shares	7,258
Sovereign Bancorp Inc. (Stock merger to Banco Santander effective 1/30/09)	Common Stock 2,400 shares	7,152
Casual Male Retail Group Inc.	Common Stock 13,250 shares	6,890
Emulex Corporation	Common Stock 980 shares	6,840
Flushing Financial Corporation	Common Stock 570 shares	6,817
Beacon Roofing Supply Inc.	Common Stock 480 shares	6,662
Tyco International Ltd.	Common Stock 300 shares	6,480
Diana Shipping Inc.	Common Stock 490 shares	6,252
Plantronics Inc.	Common Stock 470 shares	6,204
Actuate Corporation	Common Stock 2,094 shares	6,198
New Frontier Media Inc.	Common Stock 3,610 shares	6,137
Meredith Corporation	Common Stock 350 shares	5,992
New York Community Bancorp Inc.	Common Stock 500 shares	5,980
Ciena Corporation	Common Stock 860 shares	5,762
Omnivision Technologies Inc.	Common Stock 1,050 shares	5,513
Smith & Wesson Holding Corporation	Common Stock 2,130 shares	4,835
Paragon Shipping Inc. Class A	Common Stock 1,000 shares	4,750
Cheesecake Factory Inc.	Common Stock 460 shares	4,646
Hercules Offshore Inc.	Common Stock 920 shares	4,370
Providence Services Corporation	Common Stock 2,950 shares	4,278
Bancorp Rhode Island Inc.	Common Stock 190 shares	4,028
Solutia Inc.	Common Stock 780 shares	3,510
Healthtronics Inc.	Common Stock 1,510 shares	3,398
Plato Learning Inc.	Common Stock 1,930 shares	2,316
Citadel Broadcasting Corporation	Common Stock 13,700 shares	2,192
Liz Claiborne Inc.	Common Stock 800 shares	2,080
Valassis Communications Inc.	Common Stock 1,500 shares	1,980
Lionbridge Technologies Inc.	Common Stock 1,360 shares	1,700
Omnova Solutions Inc.	Common Stock 2,570 shares	1,671
American Oil & Gas Inc.	Common Stock 2,040 shares	1,632
Synthesis Energy Systems Inc.	Common Stock 2,070 shares	1,408
Geokinetics Inc.	Common Stock 320 shares	790

Total Small-Mid Cap Value Asset Class			5,083,297
Fixed Income Asset Class:
Western Asset Funds Inc. Core Plus Bond Portfolio Institutional Class	Mutual Fund 351,996 shares	3,055,328
Northern Trust Global Investments Collective Daily Aggregate Bond Fund-Lending Tier H*	Common Collective Trust 786 units	297,129

Total Fixed Income Asset Class			3,352,457
International Growth Asset Class:
Northern Trust Global Investments-Collective Daily EAFE Index Fund-Non Lending*	Common Collective Trust 2,621 units	389,343
Nestle SA	Common Stock 3,520 shares	137,579
Nintendo Company Ltd.	Common Stock 320 shares	119,140
Novartis AG	Common Stock 2,170 shares	107,445
Cash	Cash and Short Term Investments	101,303

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
China Mobile Ltd.	Common Stock 9,200 shares	92,354
BHP Billiton PLC	Common Stock 4,740 shares	88,185
Roche Holdings	Common Stock 555 shares	84,735
Bayer	Common Stock 1,435 shares	82,881
Teva Pharmaceutical Industries Ltd.	Common Stock 1,840 shares	78,329
Goldcorp Inc.	Common Stock 2,400 shares	75,672
Syngenta	Common Stock 400 shares	75,314
Nippon Telegraph & Telephone Corporation	Common Stock 14 shares	72,278
British American Tobacco	Common Stock 2,698 shares	69,823
Japan Steel Works	Common Stock 5,030 shares	68,250
Encana Corporation	Common Stock 1,420 shares	66,002
GDF Suez	Common Stock 1,329 shares	65,259
Rakuten Inc.	Common Stock 100 shares	62,879
E.On AG	Common Stock 1,590 shares	62,858
Iberdrola	Common Stock 6,640 shares	60,364
Fresenius Medical Care	Common Stock 1,280 shares	59,267
Unilever	Common Stock 2,440 shares	58,812
Telefonica	Common Stock 2,450 shares	53,979
BP	Common Stock 6,860 shares	51,879
Seven & I Holdings	Common Stock 1,500 shares	50,469
Zurich Financial Services Group	Common Stock 230 shares	49,053
France Telecom	Common Stock 1,760 shares	48,832
China Life Insurance	Common Stock 15,600 shares	47,403
BG Group	Common Stock 3,400 shares	46,782
East Japan Railway	Common Stock 6 shares	45,604
Mitsubishi UFJ Financial Group Inc.	Common Stock 7,400 shares	44,816
SAP AG	Common Stock 1,260 shares	44,207
Total S.A.	Common Stock 800 shares	43,269
BAE Systems	Common Stock 7,970 shares	43,171
Amec	Common Stock 5,880 shares	41,657
Autonomy Corporation	Common Stock 3,000 shares	41,019
Fomento Economico Mexicana S.A.B. de C.V.	Common Stock 1,320 shares	39,772
CSL Ltd.	Common Stock 1,680 shares	39,473
China Overseas Land & Investment Ltd.	Common Stock 28,000 shares	38,946
Koninklijke Ahold	Common Stock 3,160 shares	38,611
Chunghwa Telecom Company Ltd.	Common Stock 2,459 shares	38,360
Tokyo Electric Power	Common Stock 1,100 shares	36,404
Bank of Communications Company Ltd.	Common Stock 49,000 shares	35,342
Canadian National Railways	Common Stock 970 shares	35,186
Vestas Wind System	Common Stock 600 shares	34,008
Industrial and Commercial Bank of China	Common Stock 63,000 shares	33,166
Compass Group	Common Stock 6,600 shares	32,643
BCO Bradesco	Preferred Stock 3,230 shares	31,289
Kao Corporation	Common Stock 1,000 shares	29,895
Suez Environnement	Common Stock 1,680 shares	28,140
CEZ CZK 100	Common Stock 670 shares	27,227
Familymart Company	Common Stock 600 shares	25,880
Tesco	Common Stock 4,860 shares	25,155
Hongkong Land Holdings	Common Stock 6,000 shares	14,880

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
China Railway Group Ltd.	Common Stock 20,000 shares	13,858
Itec Inc.	Common Stock 5,100 shares	8,854
Gas Natural SDG SA	Common Stock 205 shares	5,497
Japanese Yen	Cash and Short Term Investments	3,736
Australian Dollar	Cash and Short Term Investments	581
Hong Kong Dollar	Cash and Short Term Investments	530
China Overseas Land & Investment Ltd.	Rights/Warrants 1,120 shares	402
Brazilian Real	Cash and Short Term Investments	171
British Pound Sterling	Cash and Short Term Investments	81
Reinet Investments	Common Stock 1 share	10

Total International Growth Asset Class			3,348,309
International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 87,722 shares	1,921,117
Northern Trust Global Investments Collective Daily EAFE Index Fund-Non Lending*	Common Collective Trust 1,121 units	166,419

Total International Value Asset Class			2,087,536
Emerging Market-Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund	Common Collective Trust 60,374 units	1,611,995
Northern Trust Global Investments Collective Daily Emerging Markets Equity Index Fund-Lending*	Common Collective Trust 19,889 units	139,683

Total Emerging Market-Equity Asset Class			1,751,678
Large Cap Value Asset Class:
Northern Trust Global Investments Collective Daily Russell 1000 Value Equity Index Fund-Lending*	Common Collective Trust 300 units	161,515
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 78,362 shares	78,362
Exxon Mobil Corporation	Common Stock 774 shares	61,788
AT&T Inc.	Common Stock 2,028 shares	57,798
JP Morgan Chase & Company	Common Stock 1,262 shares	39,791
Total SA	Common Stock 698 shares	38,599
Wyeth	Common Stock 886 shares	33,234
Schering-Plough Corporation	Common Stock 1,939 shares	33,021
Bristol-Myers Squibb Company	Common Stock 1,379 shares	32,062
DIRECTV Group Inc.	Common Stock 1,348 shares	30,883
Northrop Grumman Corporation	Common Stock 668 shares	30,087
Hewlett Packard Company	Common Stock 818 shares	29,685
General Electric Company	Common Stock 1,787 shares	28,949
Royal Dutch Shell	Common Stock 546 shares	28,905
Time Warner Inc.	Common Stock 2,856 shares	28,731
Unitedhealth Group Inc.	Common Stock 1,079 shares	28,701
Allstate Corporation	Common Stock 841 shares	27,551
Metlife Inc.	Common Stock 764 shares	26,633
Pfizer Inc.	Common Stock 1,501 shares	26,583
XTO Energy Inc.	Common Stock 721 shares	25,430
McDonalds Corporation	Common Stock 408 shares	25,374
Wal-Mart Stores Inc.	Common Stock 445 shares	24,947
Johnson & Johnson	Common Stock 415 shares	24,829

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Owens Ill Inc.	Common Stock 885 shares	24,187
Molson Coors Brewing Company Class B	Common Stock 489 shares	23,922
Equitable Resources (name change to Equitable Corporation effective 2/9/09)	Common Stock 700 shares	23,485
PG&E Corporation	Common Stock 603 shares	23,342
Berkshire Hathaway Inc. Class B	Common Stock 7 shares	22,498
US Bancorp	Common Stock 899 shares	22,484
Novartis AG	Common Stock 443 shares	22,044
Siemens	Common Stock 283 shares	21,437
State Street Corporation	Common Stock 525 shares	20,648
PNC Financial Services Group	Common Stock 416 shares	20,384
Bank New York Mellon Corporation	Common Stock 714 shares	20,228
Microsoft Corporation	Common Stock 1,036 shares	20,140
Kraft Foods Inc. Class A	Common Stock 747 shares	20,057
United Technologies Corporation	Common Stock 367 shares	19,671
Conagra Foods Inc.	Common Stock 1,189 shares	19,619
Praxair Inc.	Common Stock 324 shares	19,233
Public Service Enterprise Group Inc.	Common Stock 657 shares	19,165
Covidien Ltd.	Common Stock 528 shares	19,135
Travelers Company Inc.	Common Stock 423 shares	19,120
Nokia Corporation Sponsored	Common Stock 1,209 shares	18,860
Bank of America Corporation	Common Stock 1,336 shares	18,811
E.I. du Pont de Nemours & Company	Common Stock 742 shares	18,773
Wells Fargo & Company	Common Stock 605 shares	17,835
Applied Materials Inc.	Common Stock 1,673 shares	16,947
Dr Pepper Snapple Group Inc.	Common Stock 1,040 shares	16,900
American Electric Power Company Inc.	Common Stock 506 shares	16,840
Ameriprise Financial Inc.	Common Stock 709 shares	16,562
Goodrich Corporation	Common Stock 440 shares	16,289
Centurytel Inc.	Common Stock 535 shares	14,622
ABB Ltd.	Common Stock 960 shares	14,410
International Business Machines Corporation	Common Stock 170 shares	14,307
Gap Inc.	Common Stock 1,037 shares	13,885
Estee Lauder Company Inc. Class A	Common Stock 446 shares	13,808
Weyerhaeuser Company	Common Stock 438 shares	13,407
Pactiv Corporation	Common Stock 528 shares	13,137
Pepsi Bottling Group Inc.	Common Stock 580 shares	13,056
Comcast Corporation Class A	Common Stock 743 shares	12,542
News Corporation Class A	Common Stock 1,080 shares	9,817
Pulte Homes Inc.	Common Stock 828 shares	9,050
Discover Financial Services	Common Stock 940 shares	8,958
Leucadia National Corporation	Common Stock 400 shares	7,920

Total Large Cap Value Asset Class			1,640,993
Real Estate Investment Trust Index (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 180,844 shares	1,448,557
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 141,551 units	141,551

Total Real Estate Investment Trust Index (REIT) Asset Class			1,590,108

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
High Yield Asset Class:
Blackrock High Yield Bond Fund*	Mutual Fund 182,077 shares	923,129
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 87,442 units	87,442

Total High Yield Asset Class			1,010,571
Small-Mid Cap Index Asset Class:
BGI Extended Equity Market Fund F	Common Collective Trust 86,214 units	1,425,111
Northern Trust Global Investments Collective Daily Small Cap Equity Index Fund-Lending*	Common Collective Trust 719 units	125,383

Total Small-Mid Cap Index Asset Class			1,550,494
Small-Mid Cap Growth Asset Class:
Northern Trust Global Investments Collective Daily Russell 2000 Growth Equity Index Fund-Lending*	Common Collective Trust 406 units	53,487
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 26,483 units	26,483
Russell 2000 Growth Index Fund	Mutual Fund 291 shares	14,800
Psychiatric Solutions Inc.	Common Stock 448 shares	12,477
Scientific Games Corporation	Common Stock 696 shares	12,208
Sybase Inc.	Common Stock 486 shares	12,038
FLIR Systems Inc.	Common Stock 345 shares	10,585
Wright Medical Group Inc.	Common Stock 515 shares	10,521
SBA Communications Corporation Class A	Common Stock 567 shares	9,253
Iron Mountain Inc.	Common Stock 346 shares	8,557
Wabtec Corporation	Common Stock 214 shares	8,507
Resmed Inc.	Common Stock 214 shares	8,021
Cerner Corporation	Common Stock 206 shares	7,921
Quanta Services Inc.	Common Stock 393 shares	7,781
Isis Pharmaceuticals	Common Stock 547 shares	7,756
Oriental Ed & Technology Group Inc.	Common Stock 140 shares	7,687
Signature Bank	Common Stock 265 shares	7,603
Dreamworks Animation Inc. Class A	Common Stock 297 shares	7,502
Affiliated Managers Group Inc.	Common Stock 176 shares	7,378
Landstar Systems Inc.	Common Stock 190 shares	7,302
WMS Industries Inc.	Common Stock 267 shares	7,182
SAIC Inc.	Common Stock 366 shares	7,130
Msci Inc. Class A	Common Stock 379 shares	6,731
DeVry Inc.	Common Stock 115 shares	6,602
Teledyne Technologies Inc.	Common Stock 148 shares	6,593
Conceptus Inc.	Common Stock 429 shares	6,529
Alexion Pharmaceuticals Inc.	Common Stock 174 shares	6,297
Idex Corporation	Common Stock 259 shares	6,255
Integra Lifesciences Holdings Corporation	Common Stock 169 shares	6,011
Cephalon Inc.	Common Stock 75 shares	5,778
Comstock Resources Inc.	Common Stock 122 shares	5,765
The Dun & Bradstreet Corporation	Common Stock 72 shares	5,558
Ihs Inc. Class A	Common Stock 144 shares	5,388

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Equinix Inc.	Common Stock 101 shares	5,372
Nuvasive Inc.	Common Stock 151 shares	5,232
Gartner Inc.	Common Stock 290 shares	5,171
Guess? Inc.	Common Stock 330 shares	5,066
AMR Corporation	Common Stock 474 shares	5,058
Concur Technologies Inc.	Common Stock 154 shares	5,054
American Eagle Outfitters Inc.	Common Stock 539 shares	5,045
Corinthian Colleges Inc.	Common Stock 307 shares	5,026
J.B. Hunt Transport Services Inc.	Common Stock 188 shares	4,939
Solera Holdings Inc.	Common Stock 199 shares	4,796
FTI Consulting Inc.	Common Stock 107 shares	4,781
Masimo Corporation	Common Stock 160 shares	4,773
Concho Resources Inc.	Common Stock 209 shares	4,769
Strayer Ed Inc.	Common Stock 22 shares	4,717
Myriad Genetics Inc.	Common Stock 71 shares	4,704
Huron Consulting Group Inc.	Common Stock 82 shares	4,696
OSI Pharmaceuticals Inc.	Common Stock 120 shares	4,686
Sapient Corporation	Common Stock 1,034 shares	4,591
StericyClasse Inc.	Common Stock 88 shares	4,583
Gymboree Corporation	Common Stock 175 shares	4,566
ITC Holdings Corporation	Common Stock 103 shares	4,499
Whiting Petroleum Corporation	Common Stock 130 shares	4,350
Exco Resources Inc.	Common Stock 474 shares	4,294
Genesee & Wyoming Inc. Class A	Common Stock 139 shares	4,240
Arena Resources Inc.	Common Stock 150 shares	4,214
Qiagen	Common Stock 230 shares	4,039
Power Integrations Inc.	Common Stock 203 shares	4,036
Phillips Van Heusen Corporation	Common Stock 195 shares	3,925
Regal Beloit Corporation	Common Stock 102 shares	3,875
Petrohawk Energy Corporation	Common Stock 247 shares	3,861
Lam Resh Corporation	Common Stock 181 shares	3,852
PMC Sierra Inc.	Common Stock 790 shares	3,839
Greenhill & Company Inc.	Common Stock 55 shares	3,837
Darden Restaurants Inc.	Common Stock 136 shares	3,832
Vertex Pharmaceuticals Inc.	Common Stock 126 shares	3,828
Nuancemunications Inc.	Common Stock 363 shares	3,761
Immucor Inc.	Common Stock 141 shares	3,748
Stanley Inc.	Common Stock 102 shares	3,694
Perrigo Company	Common Stock 114 shares	3,683
Continental Resources Inc.	Common Stock 172 shares	3,562
P.F. Chang's China Bistro Inc.	Common Stock 169 shares	3,539
Dollar Tree Inc.	Common Stock 80 shares	3,344
Netapp Inc.	Common Stock 231 shares	3,227
Silicon Laboratories Inc.	Common Stock 130 shares	3,221
General Cable Corporation	Common Stock 180 shares	3,184
F5 Networks Inc.	Common Stock 135 shares	3,086
Athenahealth Inc.	Common Stock 80 shares	3,010
Xilinx Inc.	Common Stock 164 shares	2,922
Dolby Laboratories Inc. Class A	Common Stock 87 shares	2,850

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Las Vegas Sands Corporation	Common Stock 433 shares	2,568
Granite Construction Inc.	Common Stock 58 shares	2,548
Amdocs Ltd.	Common Stock 118 shares	2,158

Total Small-Mid Cap Growth Asset Class			541,937
Inflation Protection Asset Class:
Vanguard Inflation Protected Admiral Fund	Mutual Fund 3,717 shares	84,085
Northern Trust Global Investments Collective Daily Tips Fund-Lending*	Common Collective Trust 40 units	6,227

Total Inflation Protection Asset Class			90,312
Participant Self-Directed Accounts	Various investments		78,520
Other:
Merrill Lynch Cash*	Cash and Short Term Investments	4,974
Fidelity Freedom 2030 Fund	Mutual Fund 2 shares	21

Total Other			4,995

			$85,378,724

*Indicates party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 23, 2009	By:	/S/ ROBERT A. BRADWAY
Robert A. Bradway Executive Vice President and Chief Financial Officer Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED

INDEX TO EXHIBITS

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1